

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Armon Sharei
President and Chief Executive Officer
SQZ Biotechnologies Company
200 Arsenal Yards Boulevard, Suite 210
Watertown, Massachusetts 02472

> **Re: SQZ Biotechnologies Company**
> **Draft Registration Statement on Form S-1**
> **Submitted February 1, 2021**
> **CIK No. 0001604477**

Dear Dr. Sharei:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley Holmes